EXHIBIT 97.1

Compensation Clawback Policy

Purpose

The Compensation Committee (the “Committee”) of Byline Bancorp, Inc. (“Byline” or the “Company”) believes that it is in the best interest of the Company to reinforce the Company’s compensation philosophy by adopting this compensation clawback policy (the “Policy”) for the adjustment or recovery of incentive-based compensation awards to executive officers and other covered employees, if the relevant performance measure upon which the award is based is restated or otherwise adjusted in a manner that would reduce the size of an award or payment. This Policy also provides for Committee discretion to recoup certain awards in the event it finds that any Covered Employee or Executive Officer has committed a significant legal or compliance violation in connection with the officer’s employment, including fraud, material misconduct, and/or a violation of the Company’s corporate policies or Code of Ethics. In this regard, the Committee has adopted compensation recovery guidelines as set forth in this Policy.

Scope

Applicability and Effective Date

This Policy initially became effective March 6, 2019 (“Initial Effective Date”), and has been amended and restated effective December 1, 2023 (“A/R Effective Date”) to comply with the requirements of Rule 10D-1 (“Rule 10D-1”) promulgated under Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “NYSE Recovery Rules”).

This Policy is applicable to Incentive-Based Compensation received by Executive Officers and Covered Employees (as defined below) as further described herein, provided that this Policy as amended and restated as of the A/R Effective Date shall first apply to Incentive-Based Compensation received on or after October 2, 2023. Questions regarding this Policy should be directed to the Company’s Chief Human Resources Officer.

Recoupment Based on An Accounting Restatement

Definitions

For purposes of this Policy, the following definitions will apply:

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Covered Employee”means any recipient of Incentive-Based Compensation from the

Bank or a subsidiary who is not an Executive Officer.

“Excess Compensation” means the amount of Incentive-Based Compensation received by an Executive Officer or Covered Employee that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts and must be computed without regard to any taxes paid. For Incentive-Based Compensation that is based on (or derived from) the Company’s stock price or total shareholder return (“TSR”), where the amount of Excess Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement (i) the amount to be repaid or returned shall be determined based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or TSR upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and, in the case of Excess Compensation determinations for Executive Officers, provide such documentation as required to the NYSE.

“Executive Officer” means an individual who is or was an “officer” of the Company, as such term is defined in Rule 16a-1(f) under Section 16 of the Exchange Act.

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For purposes of this Policy, stock price and TSR are considered Financial Reporting Measures. A measure need not be presented in the Company’s financial statements or included in a filing with the SEC to qualify as a Financial Reporting Measure.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure.

Clawback Period

The Company will reasonably promptly recover any Excess Compensation received during (i) the three completed fiscal years preceding the date the Company is required to prepare an Accounting Restatement and (ii) any transition period due to a change in the Company’s fiscal year within or immediately following those three completed fiscal years (as determined by NYSE Recovery Rules). For purposes of determining “the date the Company is required to prepare an Accounting Restatement,” such date is the earlier to occur of (a) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

For purposes of this Policy, Incentive-Based Compensation is deemed to be “received” in the Company’s fiscal period during which the applicable Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of such period.

Repayment

The Committee will determine and approve, and the Company will reasonably promptly recover, Excess Compensation from (1) any person serving as an Executive Officer (current or former) at any time during the performance period of the Incentive-Based Compensation, regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement and (2) any Covered Employee who the Committee determines was directly responsible for the Accounting Restatement. The Committee’s determination will be final and binding.

The Committee shall have discretion to determine the appropriate means and manner by which the Company will recover any amounts due under this Policy, which may include by way of direct payment or reimbursement from the Executive Officer or Covered Employee, recovery over time pursuant to a repayment schedule,offsetting the recoverable amount from any future pay and/or awards owed to the Executive Officer or Covered Employee, or any other method permitted by law which will provide for reasonably prompt recovery. To the extent that an Executive Officer or Covered Employee has already reimbursed the Company for any Excess Compensation under any other applicable law or regulation or pursuant to a recovery obligation contained in any other Company policy, employment agreement, compensatory plan or other agreement, such reimbursed amount may be credited against the amount of Excess Compensation that is subject to recovery under this Policy.

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated above if the Committee determines that recovery would be impracticable and either of the following two conditions is met:

(i) The Committee has determined that the direct expenses paid to a third party to assist in enforcing the policy would exceed the amount to be recovered; provided, that before making this determination with respect to any Executive Officer, the Company must have made a reasonable attempt to recover the Excess Compensation, documented such attempt(s) and provided such documentation to the NYSE; or

(ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code and regulations thereunder.

Any recoupment of compensation will be in addition to any other remedies that may be available under applicable law, including termination of employment.

Recoupment Based on Other Violations.

In addition to the Accounting Restatement-based clawback, above, the Committee may exercise its authority to clawback certain compensation if it concludes that a Covered Employee or Executive Officer committed a significant legal or compliance violation in connection with the officer’s employment, including fraud, material misconduct, and/or a violation of the Company’s corporate policies or Code of Ethics. In such case, the Committee may seek recovery of all, or a portion of the compensation awarded to the Covered Employee or Executive Officer for the performance period in which the violation occurred. In addition, the Company may, at the direction of the Committee, conclude that any unpaid or unvested compensation has not been earned and must be forfeited. In determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Committee may consider the seriousness of the compliance violation, whether the Covered Employee or Executive Officer was unjustly enriched, whether seeking the recovery would prejudice the Company’s interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.

No Indemnification

The Company shall not insure or indemnify any Executive Officer or former Executive Officer or Covered Employee against (i) the loss of any Excess Compensation that is repaid, returned, or recovered pursuant to the terms of this policy, or (ii) any claims relating to the Committee’s or Company’s enforcement of its rights under this Policy.

Administration

This Policy will be enforced and appropriate proxy disclosures and exhibit filings will be made in accordance with the incentive compensation recovery rules of the Securities and Exchange Commission (“SEC”) and applicable exchange listing standards. The Committee shall be responsible for monitoring the application of this Policy, has the sole authority to construe, interpret and implement this Policy and make any determinations necessary or advisable in administering this Policy, and may consult with, retain, and terminate, at the Company’s expense, legal counsel, compensation consultants or other advisors to advise the Committee with respect to the determination and recovery of any Excess Compensation. The Committee may modify, supplement, rescind or replace all or any portion of this Policy at any time as it deems necessary or advisable, provided that no such action would cause the Company to be in violation of any federal securities laws or the NYSE Recovery Rules. In the event of any conflict or inconsistency between this Policy and any other policies, plans, or other materials of the Company, this Policy shall govern. However, to the extent another policy, plan or agreement calls for adjustment or recovery of an incentive-based compensation award when this Policy would not require such adjustment or recovery, this Policy will not interfere with application of such other policy, plan, or agreement. This Policy will be deemed to be automatically updated to incorporate any requirement of law or SEC or exchange listing standard, rule, or regulation applicable to the Company.